Mail Stop 3561

August 13, 2009

Via Fax & U.S. Mail

Mr. Leonardo Porciúncula Gomes Pereira, Chief Financial Officer
GOL Intelligent Airlines Inc.
Praça Comte Linneu Gomes, S/N Portaria 3
Jd. Aeroporto
São Paulo, Brazil 04626-020

>   **Re: GOL Intelligent Airlines Inc.**
>   **Form 20-F for the year ended December 31, 2008**
>   **Filed May 8, 2009**
>   **File No. 001-32221**

Dear Mr. Pereira:

We have reviewed your filings and have the following comments. Unless otherwise
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate, advise the staff of your reason. Your response
should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2008

Item 15. Controls and Procedures, page 95

1.   Reference is made to Management's Report on Internal Control Over Financial
        Reporting. We note no disclosure regarding the effectiveness of internal control
        over financial reporting. In accordance with Item 15(b)(3) of Form 20-F,
        management's report is required to contain an assessment of the effectiveness of
        its internal control over financial reporting, including a statement as to whether or
        not internal control over financial reporting is effective. Please note that
        management is not permitted to conclude that its internal control over financial
        reporting is effective if there are one or more material weaknesses in its internal
        control over financial reporting. Please revise your disclosure in future filings
        accordingly.

Financial Statements, page F-4
Notes to Consolidated Financial Statements, page F-10
15. Earnings per Share, page F-45

2.   We note from your disclosure that preferred shares are excluded from your
        computation of basic earning per share during any loss period; however, it
        appears that such shares have been included in your computation for fiscal 2008
        even though you had a net loss of R$(1,239,347). The weighted average shares
        outstanding of 202,193,000 used as the denominator appears to include all issued
        shares including preferred as the disclosure in Item 7A indicates that 107,590,792
        common shares were outstanding as of December 31, 2008 with little activity
        reflected in your statements of equity during fiscal 2008. In this regard, please
        advise us of how the denominator was calculated for basic earnings per share for
        fiscal 2008 or alternatively, you may revise your computation of earnings per
        share.

16. Provisions, page F-46
b) Onerous Lease Provision, page F-46

3.   We note a provision for 8,250 relating to the Boeing 767-300 aircraft. We further
        note from page 25 that the Boeing 767-300 aircraft under operating leases were
        no longer operating and were expected to be returned during 2009. Please tell us
        how you derived the value of this provision and provide us with an update on the
        status of the return or sublease of these aircraft during 2009 thus far.

17. Transactions with Related Parties, page F-47

4.   We note from your disclosure in Item 7A that Fundo de Investimento em
        Participações Asas is your controlling shareholder as they benefically own 73% of

the company's common and preferred shares as of December 31, 2008. We also note that Fundo de Investimento em Participações Asas is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. In this regard, please revise your notes to the consolidated financial statements in future filings to disclose the existence of the control relationship as required by paragraph 12 of IAS 24.

23. Transition to IFRS, page F-73
c) Aircraft maintenance deposits, page F-78

5.   We note your statements that IFRS requires maintenance deposits to be recorded as a deposit on the balance sheet with costs recognized when the underlying maintenance is performed. Please provide us with the specific references to IFRS that provide the basis to support your conclusions.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Leonardo Porciúncula Gomes Pereira, CFO
GOL Intelligent Airlines Inc.
August 13, 2009
Page 4

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

         Sincerely,

         Linda Cvrkel
         Branch Chief